                                                                      EXHIBIT 14

Code of Ethics

The Company has established a Code of Ethics which is contained in its Employee Handbook. The Employee Handbook includes sections covering Core Values, Standards of Conduct, Work Environment, Conflicts of Interest, Communication Procedures, Dispute Resolution Procedures, and Disciplinary Actions for nonadherence to these policies.

A copy of the applicable sections of the Company's Employee Handbook may be obtained without charge upon written request at the following address:

LDM Technologies, Inc.
2500 Executive Hills Drive
Auburn Hills, Michigan 48326
Attention: Principal Accounting Officer